EXHIBIT 99.2

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7833 4652
www.pwc.com/uk
Report of Independent Accountants
To the Directors of the entities listed in Appendix A
We have examined management’s assertion that Barclays Bank PLC (“the Servicer”), a wholly owned subsidiary of Barclays PLC, has complied with its obligations, in its capacity as Servicer, in respect of the minimum servicing requirements for the credit card receivables arising on designated accounts as set forth in clauses 2.1 d, 2.1.e, 2.1.f, 2.1.j, 2.2.a, 2.5.a and 2.5.b, using definitions set forth in the Master Definitions schedule between Gracechurch Receivables Trustee Limited, Barclays Bank PLC and Barclaycard Funding PLC dated 24 October 2002 of the Beneficiaries Servicing Agreement between Barclaycard Funding PLC and Barclays Bank PLC dated 23 November 1999 (“BSA”) as of and for the year ended 31 December 2006 including in the accompanying management assertion (see Appendix B). Management is responsible for the Servicer’s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer’s compliance with specified servicing requirements.
In our opinion, management’s assertion that the Servicer complied with the aforementioned requirements during the year ended 31 December 2006 is fairly stated, in all material respects.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
1 June 2007

Appendix A

The Directors	The Directors
Barclays Bank PLC	Gracechurch Card Notes 2006-A PLC
Barclaycard	1 Churchill Place
1234 Pavilion Drive	London
Northampton	E14 5HP
NN4 7SG

The Directors	The Directors
Gracechurch Card Funding (No. 2) PLC	Gracechurch Card Funding (No. 3) PLC
1 Churchill Place	1 Churchill Place
London	London
E14 5HP	E14 5HP

The Directors	The Directors
Gracechurch Card Funding (No. 4) PLC	Gracechurch Card Funding (No. 5) PLC
1 Churchill Place	1 Churchill Place
London	London
E14 5HP	E14 5HP

The Directors	The Directors
Gracechurch Card Funding (No. 6) PLC	Gracechurch Card Funding (No. 7) PLC
1 Churchill Place	1 Churchill Place
London	London
E14 5HP	E14 5HP

The Directors	The Directors
Gracechurch Card Funding (No. 8) PLC	Gracechurch Card Funding (No. 9) PLC
1 Churchill Place	1 Churchill Place
London	London
E14 5HP	E14 5HP

The Directors	The Directors
Gracechurch Card Funding (No. 10) PLC	Gracechurch Card Funding (No. 11) PLC
1 Churchill Place	1 Churchill Place
London	London
E14 5HP	E14 5HP

The Directors	The Directors
Gracechurch Receivables Trustee Limited	Barclaycard Funding PLC
26 New Street	1 Churchill Place
St. Helier	London
Jersey	E14 5HP
JE2 3RA

Appendix B
Management’s Assertion Concerning Compliance
with requirements set forth in the Beneficiaries Servicing Agreement between
Barclaycard Funding PLC and Barclays Bank PLC dated 23 November 1999 (“BSA”).
21 May 2007
As of and for the year ended 31 December 2006, Barclays Bank PLC (the “Servicer”) has complied with its obligations, in its capacity as Servicer, in respect of the minimum servicing requirements for the credit card receivables arising on designated accounts as set forth in clauses 2.1 d, 2.1.e, 2.1.f, 2.1.j, 2.2.a, 2.5.a and 2.5.b, using definitions set forth in the Master Definitions schedule between Gracechurch Receivables Trustee Limited, Barclays Bank PLC and Barclaycard Funding PLC dated 24 October 2002 of the Beneficiaries Servicing Agreement between Barclaycard Funding PLC and Barclays Bank PLC dated 23 November 1999 (“BSA”).
In order to support the above assertion, management have identified controls which have been designed to ensure compliance with the minimum servicing requirements as set out in the above clauses.
The schedule attached as Appendix 1 details the controls management have identified to ensure compliance with each of the above clauses.
The controls identified in Appendix 1 have operated effectively throughout the year ended 31 December 2006.
Jonathon William Albright
UK Cards Finance Director
/s/ Jonathon William Albright
End of Filing